                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 5 )



                                    IGI, INC.
        ----------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
        ----------------------------------------------------------------
                         (Title of Class of Securities)


                                   449575 10 9
        ----------------------------------------------------------------
                                 (CUSIP Number)






Check the following box if a fee is being paid with this statement. [ X ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


                         (CONTINUED ON FOLLOWING PAGES)

                               PAGE 1 OF 13 PAGES

                       THE EXHIBITS APPEAR ON PAGE 11 & 13

                              CUSIP NO. 449575 10 9
       -----------------------------------------------------------------

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                        Charles B. Ganz
         -------------------------------------------------------------------
(2)      Check the Appropriate Row if a Member of a Group
                  (a)
                     -------------------------------------------------------
                  (b)
                     -------------------------------------------------------
(3)      SEC Use Only
                     -------------------------------------------------------

(4)      Citizenship or Place of Organization                     U.S.A.
                                             -------------------------------
Number of                     (5) Sole Voting Power            1,721,700*
Shares Bene-                                       -------------------------
ficially
Owned by Each
Reporting                     (6)     Shared Voting Power              0
Person With                                              -------------------

                              (7)     Sole Dispositive Power   1,721,700*
                                                            ----------------


                              (8)     Shared Dispositive Power         0
                                                              --------------
(9)      Aggregate Amount Beneficially Owned by Each Reporting Person
                                 1,721,700*
         -------------------------------------------------------------------
(10)     Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                ------------------------------------------------------------

(11)     Percent of Class Represented by Amount in Row (9)       18.41%
                                                          ------------------

(12)     Type of Reporting Person               IN
                                 -------------------------------------------


*The Reporting Person disclaims beneficial ownership of these shares. See Item 4.

                               PAGE 2 OF 13 PAGES

                              CUSIP NO. 449575 10 9
       -----------------------------------------------------------------
(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                        Ganz Capital Management, Inc.
         --------------------------------------------------------------------
(2)      Check the Appropriate Row if a Member of a Group
                  (a)
                     --------------------------------------------------------
                  (b)
                     --------------------------------------------------------

(3)      SEC Use Only
                     --------------------------------------------------------
(4)      Citizenship or Place of Organization                   Delaware
                                             --------------------------------
Number of                   (5)     Sole Voting Power            943,800
Shares Bene-                                         ------------------------
ficially
Owned by Each               (6)     Shared Voting Power                0
Reporting                                              ----------------------
Person With

                            (7)     Sole Dispositive Power     943,800
                                                          -------------------

                            (8)     Shared Dispositive Power        0
                                                            -----------------
(9)      Aggregate Amount Beneficially Owned by Each Reporting Person
                                943,800
         --------------------------------------------------------------------
(10)     Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                    *
               --------------------------------------------------------------

(11)     Percent of Class Represented by Amount in Row (9)   10.09%
                                                          -------------------

(12)     Type of Reporting Person               IA
                                 --------------------------------------------


*See Item 4, and the notes thereto.

                               PAGE 3 OF 13 PAGES

                              CUSIP NO. 449575 10 9
       -----------------------------------------------------------------
(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                        The Probitas Fund, L.P.
         ----------------------------------------------------------------
(2)      Check the Appropriate Row if a Member of a Group
                  (a)
                     ----------------------------------------------------
                  (b)
                     ----------------------------------------------------
(3)      SEC Use Only
                      ---------------------------------------------------

(4)      Citizenship or Place of Organization                Delaware
                                             ----------------------------
Number of                   (5) Sole Voting Power             622,850
Shares Bene-                                    -------------------------
ficially
Owned by Each               (6)     Shared Voting Power             0
Reporting                                              ------------------
Person With

                            (7)     Sole Dispositive Power    622,850
                                                          ---------------

                            (8)     Shared Dispositive Power        0
                                                            -------------
(9)      Aggregate Amount Beneficially Owned by Each Reporting Person
                                 622,850
         ----------------------------------------------------------------

(10)     Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                  *
               ----------------------------------------------------------

(11)     Percent of Class Represented by Amount in Row (9)    6.66%
                                                          ---------------

(12)     Type of Reporting Person               PN
                                 ----------------------------------------


*See Item 4, and the notes thereto.

                               PAGE 4 OF 13 PAGES

                              CUSIP NO. 449575 10 9
       -----------------------------------------------------------------
1)       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                        The Probitas Offshore Fund, L.P.
         ---------------------------------------------------------------
(2)      Check the Appropriate Row if a Member of a Group
                  (a)
                     ---------------------------------------------------
                  (b)
                     ---------------------------------------------------
(3)      SEC Use Only
                     ---------------------------------------------------

(4)      Citizenship or Place of Organization          Cayman Islands
                                             ---------------------------
Number of                   (5)     Sole Voting Power         155,050
Shares Bene-                                         -------------------
ficially
Owned by Each               (6)     Shared Voting Power             0
Reporting                                              -----------------
Person With

                            (7)     Sole Dispositive Power    155,050
                                                          --------------

                            (8)     Shared Dispositive Power        0
                                                            ------------
(9)      Aggregate Amount Beneficially Owned by Each Reporting Person
                                  155,050
         ---------------------------------------------------------------

(10)     Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                  *
       -----------------------------------------------------------------

(11)     Percent of Class Represented by Amount in Row (9)   1.66%
                                                          --------------

(12)     Type of Reporting Person               PN
                                 ---------------------------------------


*See Item 4, and the notes thereto.

                               PAGE 5 OF 13 PAGES

                              CUSIP NO. 449575 10 9
       -----------------------------------------------------------------

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                        Probitas Advisors, Inc.
         ---------------------------------------------------------------
(2)      Check the Appropriate Row if a Member of a Group
                  (a)
                     ---------------------------------------------------
                  (b)
                     ---------------------------------------------------
(3)      SEC Use Only
                     ---------------------------------------------------
(4)      Citizenship or Place of Organization               Delaware
                                             ---------------------------
Number of                   (5) Sole Voting Power            777,900
Shares Bene-                                     -----------------------
ficially
Owned by Each               (6)     Shared Voting Power            0
Reporting                                              -----------------
Person With

                            (7)     Sole Dispositive Power   777,900
                                                          --------------

                            (8)     Shared Dispositive Power       0
                                                            ------------
(9)      Aggregate Amount Beneficially Owned by Each Reporting Person
                                 777,900
         ---------------------------------------------------------------
(10)     Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                 *
               ---------------------------------------------------------
(11)     Percent of Class Represented by Amount in Row (9)   8.32%
                                                           -------------

(12)     Type of Reporting Person               CO
                                 ---------------------------------------


*See Item 4, and the notes thereto.

                               PAGE 6 OF 13 PAGES

ITEM 1(A). NAME OF ISSUER

               The Issuer is IGI, Inc. ("IG").

ITEM 1(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

               The Issuer's principal executive offices are located at Wheat Road and Lincoln Avenue, Buena, New Jersey 08310.


ITEM 2(A). NAME OF PERSONS FILING

               This Schedule 13G is being filed on behalf of Charles B. Ganz ("Ganz"), Ganz Capital Management, Inc. ("GCM"), The Probitas Fund, L.P. (the "Fund"),Probitas Advisors, Inc. ("Advisors")and The Probitas Offshore Fund, L.P. ("Offshore Fund").

ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

               The principal business office of Ganz, GCM, the Fund and Advisors is 2875 N.E. 191st Street, Penthouse I, North Miami Beach, Florida 33180. The principal business office of Offshore Fund is British American Centre, P.O. Box 513 GT, Dr. Roy's Drive, George Town, Grand Cayman, Cayman Islands, British West Indies.

ITEM 2(C). CITIZENSHIP

               Ganz is a United States citizen. GCM and Advisors are Delaware corporations. The Fund is a Delaware limited partnership. Offshore Fund is a Cayman Islands limited partnership.

ITEM 2(D). TITLE OF CLASS OF SECURITIES

               This Statement relates to the Common Stock, par value $ .01 per share (the "Common Stock"), of IG.

ITEM 2(E). CUSIP NO.

               IG's CUSIP No. is 449575 10 9.


                               PAGE 7 OF 13 PAGES

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A

               (a) [ ] Broker or Dealer registered under Section 15 of the Act

               (b) [ ] Bank as defined in Section 3(a)(6) of the Act

               (c) [ ] Insurance Company as defined in Section 3(a)(19) of the
          Act

               (d) [ ] Investment Company registered under Section 8 of the Investment Company Act

               (e) [X] Investment Adviser registered under Section 203 of the Investment Adviser Act of 1940

               (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or an Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)

               (g) [ ] Parent Holding Company, in accordance with Rule 13d-1(b)(1)(ii)(G) (Note: See Item 7)

               (h) [ ] Group, in accordance with Rule 13d- 1(b)(1)(ii)(H)


ITEM 4. OWNERSHIP

     SEE SPREADSHEET AT PAGE 11, LABELED EXHIBIT A, FOR A LISTING OF OWNERSHIP.


     (1) The Reporting Person disclaims beneficial ownership with respect to these shares.

     (2) Due to the fact that GCM, Advisors, the Fund and Offshore Fund are under common control, GCM may be deemed to beneficially own the 622,850 shares owned of record by the Fund and the 155,050 owned by Offshore Fund. The Reporting Person disclaims beneficial ownership with respect to these shares.

     (3) Due to the fact that GCM, Advisors and the Fund are under common control, Advisors, the Fund and Offshore Fund may be deemed to beneficially own the 943,800 shares owned of record by GCM. The Reporting Persons disclaim beneficial ownership with respect to these shares.


                               PAGE 8 OF 13 PAGES

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

               If this Statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

               GCM is a registered investment adviser, investing and managing funds for its clients, which include individuals, employee benefit plans, corporations, limited partnerships, charitable foundations and trusts. GCM beneficially owns 10.09% of IG's issued and outstanding shares of Common Stock, on behalf of its clients, in separate accounts established for each client. Each client owns his, her or its account, and thereby has the right to receive and the power to direct the receipt of dividends, if any, from the Common Stock.

               Advisors is a registered investment adviser, investing and managing funds for its clients, which include individuals, employee benefit plans, corporations, limited partnerships, charitable foundations and trusts. Advisors beneficially owns 8.32% of IG's issued and outstanding shares of Common Stock, on behalf of their clients, in separate accounts established for each client. Each client owns his, her or its account, and thereby has the right to receive and the power to direct the receipt of dividends, if any, from the Common Stock.

          The Fund and Offshore Fund are limited partnerships established in Delaware and the Cayman Islands respectfully. Fund and Offshore Fund are clients of Advisors, a registered investment adviser. Fund and Offshore Fund are authorized to invest in any class or type of security or other investment. Advisors acts as General Partner for Fund and as Investment General Partner for Offshore Fund. Fund beneficially owns 6.66% of IG's issued and outstanding common stock. Offshore Fund beneficially owns 1.66 % of IG's issued and outstanding common stock.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY


                               PAGE 9 OF 13 PAGES

               Not applicable.


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

               Not applicable.

ITEM 9 . NOTICE OF DISSOLUTION OF GROUP

               Not applicable.

ITEM 10. CERTIFICATION

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



















                               PAGE 10 OF 13 PAGES

                                    EXHIBHIT A


                                          AMOUNT                              POWER TO VOTE          POWER TO DISPOSE
                                        BENEFICIALLY       PERCENT OF    -----------------------------------------------
     REPORTING PERSON                     OWNED             CLASS            SOLE      SHARED         SOLE     SHARED
------------------------------------------------------------------------------------------------------------------------
Charles B. Ganz                        1,721,700  (1)      18.41%   (2)   1,721,700      0         1,721,700      0
Ganz Capital Management, Inc.            943,800  (1)      10.09%   (2)     943,800      0           943,800      0
Probitas Advisors, Inc.                  777,900  (1)       8.32%   (2)     777,900      0           777,900      0
The Prohitas Fund, L.P.                  622,850  (1)       6.66%   (2)     622,850      0           622,850      0
The Probitas Offshore Fund, L.P.         155,050  (1)       1.66%   (2)     155,050      0           155,050      0
                                       ==============              =====              =======                 ========

(1) The reporting person disclaims beneficial ownership of these shares except for 4,000 shares beneficially owned by Charles B. Ganz

(2)  Calculated on the basis of 9,325,000 shares outstanding as of 12/31/96







                               PAGE 11 OF 13 PAGES

                                   SIGNATURES


         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


         December 31, 1996


                                       /s/ CHARLES B. GANZ
                                      -----------------------------------------
                                           CHARLES B. GANZ



                                       GANZ CAPITAL MANAGEMENT, INC.


                                       By:  /s/ Charles B. Ganz
                                           ------------------------------------
                                               Charles B. Ganz, President



                                       THE PROBITAS FUND, L.P.
                                       By:    Probitas Advisors, Inc., General
                                              Partner


                                           By:  /s/ Charles B. Ganz
                                               --------------------------------
                                                   Charles B. Ganz, President

                                       THE PROBITAS OFFSHORE FUND, L.P.
                                       By:    Probitas Advisors, Inc.,
                                              Investment General Partner


                                           By: /s/ Charles B. Ganz
                                               --------------------------------
                                                  Charles B. Ganz, President

                                       PROBITAS ADVISORS, INC.


                                       By:  /s/ Charles B. Ganz
                                          -------------------------------------
                                               Charles B. Ganz, President


                               PAGE 12 OF 13 PAGES

                                    EXHIBIT B

                      AGREEMENT TO FILE JOINT SCHEDULE 13G


            Pursuant to Rule 13d-1(f)(i), the undersigned hereby consent to the joint filing of a single statement on their behalf.


         December 31, 1996



                                         /S/ CHARLES B. GANZ
                                        ---------------------------------------
                                             CHARLES B. GANZ



                                       GANZ CAPITAL MANAGEMENT, INC.


                                       By:  /s/ Charles B. Ganz
                                          -------------------------------------
                                               Charles B. Ganz, President



                                       THE PROBITAS FUND, L.P.
                                       By:    Probitas Advisors, Inc., General
                                              Partner


                                           By:  /s/ Charles B. Ganz
                                               --------------------------------
                                                   Charles B. Ganz, President


                                       THE PROBITAS OFFSHORE FUND, L.P.
                                       By:    Probitas Advisors, Inc.,
                                              Investment General Partner


                                           By: /s/ Charles B. Ganz
                                              ---------------------------------
                                                  Charles B. Ganz, President


                                       PROBITAS ADVISORS, INC.


                                       By:  /s/ Charles B. Ganz
                                          -------------------------------------
                                               Charles B. Ganz, President



                               PAGE 13 OF 13 PAGES